UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

20 September 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Royal Gold, Inc.

File No. 1-13357 -- CF# 25421

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Royal Gold, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit(s) to a Form 8-K filed on July 21, 2010.

Based on representations by Royal Gold, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through July 21, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel